                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

       Information Statement Pursuant to Rules 13d-1 and 13d-2
              Under the Securities Exchange Act of 1934
                       (Amendment No.   2   )*



                         UGLY DUCKLING CORP.
                          (Name of Issuer)




                   Common Stock, $0.001 Par Value
                   (Title of Class of Securities)




                              903512101
                           (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 903512101


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates Investment Trust,                36-4032559
series designated the Oakmark Smallcap Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
                                        (b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
1,750,000



7.
SOLE DISPOSITIVE POWER
None



8.
SHARED DISPOSITIVE POWER
1,750,000



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,750,000


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.89%


12.
TYPE OF REPORTING PERSON*
IV


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)            Name of Issuer:
                     Ugly Duckling Corp.

     1(b)            Address of Issuer's Principal Executive Offices:
                     2525 E. Camelback, #1150
                     Phoenix, Arizona 85016

Item 2(a)            Name of Person Filing:
                     Harris Associates Investment Trust
                     Series Designated the Oakmark Smallcap Fund

     2(b)     Address of Principal Business Office or, if none, Residence:
                     Two North LaSalle Street, Suite 500
                     Chicago, IL 60602-3790

     2(c)     Citizenship:
                     The filing person is a Massachusetts
                     Business Trust.

     2(d)     Title of Class of Securities:
                     Common Stock, $0.001 Par Value (the "Shares")

     2(e)     CUSIP Number:
                     903512101

Item 3  If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                     Not applicable.

Item 4  Ownership (at October 31, 1998):

     4(a)  By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be
        the beneficial owner of the following shares:
                     1,750,000

     4(b)     Percent of Class:
                     10.89%

     4(c)     Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:
                     None

        (ii)  shared power to vote or to direct the vote:
                     1,750,000

        (iii) sole power to dispose or to direct the disposition of:
                     None

        (ii)  shared power to dispose or to direct the disposition of:
                     1,750,000

Item 5  Ownership of Five Percent or Less of a Class:
                     Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                     Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                     Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                     Not Applicable.

Item 9  Notice of Dissolution of Group:
                     Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 31, 1998



                         Harris Associates Investment Trust,
                         Series Designated the Oakmark Smallcap Fund


                         /s/Anita M. Nagler
                         Anita M. Nagler
                         Secretary